Sub-Item 77D(g) – Policies with respect to Security Investments

Dreyfus International Funds, Inc. (the "Company")

Dreyfus Emerging Markets Fund (the "Fund")

At a meeting held on May 16, 2017, the Board of Directors of the Company, on behalf of the Fund, approved a proposal to change the Fund's investment policy regarding investments in any one emerging market country.

Under the new policy, the Fund may invest more than 25% of its total assets in the securities of companies in any one emerging market country.